NO ACT

DC PE 1-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041716

March 6, 2008

Received SEC
MAR 06 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/6/2008

Frances S. Chang
Senior Counsel
Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Re: PG&E Corporation
Incoming letter dated January 10, 2008

Dear Ms. Chang:

This is in response to your letter dated January 10, 2008 concerning the shareholder proposal submitted to PG&E by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated January 16, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

PG&E Corporation

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

January 10, 2008

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling—Proposal from Free Enterprise Action Fund (FEAOX)

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intent to exclude a shareholder proposal (with the supporting statement, the "Proposal") from the proxy materials for PG&E Corporation's 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials") under, alternatively:

- Rule 14a-8(i)(10) because the Proposal is substantially implemented, or
- Rule 14a-8(i)(6) because portions of the Proposal would be impossible to implement.

The Proposal was submitted by the Free Enterprise Action Fund (the "Proponent"). PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2008 Proxy Materials.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Proponent's authorized representative, Steven J. Milloy of action fund management, LLC, investment advisor to FEAOX. The letter informs the Proponent's representative of PG&E Corporation's intention to omit the Proposal from its 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation files its definitive 2008 Proxy Materials with the Commission.

I. BACKGROUND

A. The Proposal

PG&E Corporation received the Proposal on November 13, 2007. A copy of the Proposal and related correspondence is attached to this letter as <u>Exhibit A</u>. The Proposal consists of two portions: the resolution requesting action, and the supporting statement. Each is discussed below:

Resolution - The text of the resolution is as follows:

> Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by PG&E to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.

The resolution requests a "Global Warming Report" but, unlike many other Rule 14a-8 shareholder proposals requesting board reports on climate change issues, this Proposal does not specify the scope or content of that report. The second sentence suggests one type of information that may be described and discussed in the requested Global Warming Report, i.e., the impact that PG&E Corporation's actions have had on mean global temperature and events and disasters that have not occurred.

Supporting Statement - The supporting statement notes that PG&E Corporation is a member of the U.S. Climate Action Partnership (USCAP), a group that "lobbies for global warming regulation." The supporting statement then presents a series of statements supporting a view that carbon dioxide regulation will not affect global temperature, but will harm the economy. The citations include references to the Environmental Protection Agency, youtube.com, and a paper authored by the Proponent's representative and another individual.

B. PG&E Corporation's Climate Change[1] Activities/Position

PG&E Corporation recently produced a report entitled "Global Climate Change Risks: Challenges, Opportunities, and a Call to Action" (the "PG&E Global Climate Change Report"). This is the latest in a long line of annual environmental reports that PG&E Corporation and its subsidiary, Pacific Gas and Electric Company, have produced since the early 1990's. The PG&E Global Climate Change Report is available on PG&E Corporation's publicly-accessible Internet site, and a copy is enclosed as Exhibit B. The Public Policy Committee of the PG&E Corporation Board of Directors provided guidance on the overall parameters of the PG&E Global Climate Change Report, and the final report was presented to the full Board of Directors for review.

The PG&E Global Climate Change Report discusses, among other things:

- PG&E Corporation's position on climate change,
- A summary of expert opinions supporting the existence of climate change risks,
- A summary of scientific observations relating to temperature changes,

---

1 Because "global warming" is a subset of "climate change" (climate change also encompasses "global cooling"), PG&E Corporation believes that its discussions of climate change activities address the Proponent's requests regarding "global warming."

- Projected impacts of climate change on California,
- Increases in public, shareholder, and legislative pressure to address the risk of climate change,
- PG&E Corporation's climate change policies, and
- Actions taken to date by PG&E Corporation regarding climate change.

PG&E Corporation also participates in the data gathering efforts of the Carbon Disclosure Project, which is an international, independent, not-for-profit organization that facilitates dialogue on climate change by providing access to information regarding the business risks and opportunities presented by climate change and greenhouse gas emission data from the world's largest companies. PG&E Corporation's submission to the Carbon Disclosure Project is available to the public at http://www.cdproject.net/index.asp, and answers questions regarding PG&E Corporation's status in the following areas: (1) risks, opportunities, and strategies associated with climate change. (2) procedures and methods for accounting for greenhouse gas emissions, (3) estimates of greenhouse gas emissions, (4) management of greenhouse gas emissions, and (5) internal governance/responsibility for climate change issues. A copy of PG&E Corporation's most recent submission to the Carbon Disclosure Project is enclosed as Exhibit C.

II. REASONS FOR EXCLUSION

A. PG&E Corporation's Existing Reports Substantially Implement the Proposal, and the Proposal may be Excluded Under Rule 14a-8(i)(10).

PG&E Corporation already provides the public with both general information regarding climate change, and more detailed information pertaining to PG&E Corporation's response to climate change issues. Such information includes (1) general research and positions regarding the existence of climate change, and projected impacts on California, (2) public and legislative reaction to climate change, (3) potential impacts of climate change on PG&E Corporation, (4) PG&E Corporation's resulting policies on climate change, (5) estimates of PG&E Corporation's greenhouse gas emissions, (6) assignment of responsibility within PG&E Corporation for climate changes issues (including links between climate change and individual employee compensation), and (7) PG&E Corporation's plans to address climate change, and the resulting steps taken to date. Given that PG&E Corporation already provides such a comprehensive and wide ranging discussion of issues related to climate change and PG&E Corporation's response, and the fact that the Proposal does not specify the content of the proposed "Global Warming Report," PG&E Corporation believes that the Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Exchange Act Release No. 34-12598 (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976).

In the past, the Staff has concurred that companies could rely on Rule 14a-8(i)(10) to omit proposals requesting reports on specific topics – including climate change - where the company already produced materials that addressed the topics noted in the proposal. For example, the Staff concurred that Exxon Mobil could rely on Rule 14a-8(i)(10) to omit a proposal requesting that the board report on Exxon Mobil's "response to rising regulatory, competitive, and public pressure to develop renewable energy technologies and products." In that case, Exxon Mobil's executive speeches and the existing report entitled *Tomorrow's Energy, A Perspective on Energy Trends, Greenhouse Gas Emissions, and Future Energy Options,* already provided the public with details regarding the company's long-term energy outlook, greenhouse gas emissions, technology options for the longer term (including assessing the potential of new and alternative energy options), and management of investments and operations through a period of changing expectations and regulatory uncertainty. *See Exxon Mobil Corporation* (avail. Mar. 23, 2007). *See also Albertsons, Inc.* (avail. Mar. 23, 2005) (the Staff concurred that Rule 14a-8(i)(10) provided grounds to omit a proposal requesting that the company disclose its social, environmental, and economic performance by issuing annual sustainability reports; the company informed the proponent and the Staff that it already prepared a *Company Profile* report that addressed issues raised in the proposal); *Exxon Mobil Corporation* (avail. Mar. 18, 2004) (the Staff concurred that Rule 14a-8(i)(10) provided grounds to omit a proposal requesting that the independent board members report on how management could promote renewable energy sources and develop strategic plans to bring renewable energy sources into the company's energy mix; the company informed the proponent and the Staff that it had produced a report entitled *Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy*, which implemented the proposal).

The Proposal can be distinguished from other instances in which the Staff denied No-Action Letter relief to companies relying on Rule 14a-8(i)(10) to omit proposals requesting global warming reports. In each of those cases, the proposal stated that the report should include or address specific enumerated, itemized issues. *See, e.g., Occidental Petroleum Company* (avail. Feb. 7, 2006), where the proposal requested a report on report on global warming that included five specific types of information and proponent's response to the NAL request pointed out the various ways in which those types of information were not addressed; *Exxon Mobil Corporation* (avail. Mar. 18, 2004), where the proposal requested data to support Exxon's position on climate change, and asked that the data address four detailed questions that were listed in the proposal; proponent argued that the company's report did not provide any of the four sets of data requested.

In contrast, the Proposal requests a general "Global Warming Report," and only suggests that the report "may" include a discussion of certain topics. This language is very different than language in the proposals which could not be omitted pursuant to Rule 14a-8(i)(10). Given the lack of content requirements for the Proposal's Global Warming Report, and the wide range of climate change issues covered in the PG&E Corporation's existing reports (which range from general climate change concerns to details regarding PG&E Corporation's policies and practices responding to climate change issues) PG&E Corporation believes it has substantially implemented the Proposal and may omit the Proposal from the 2008 Proxy Materials. Such action would be permitted pursuant to Rule 14a-8(i)(10), and would be consistent with prior Staff No-Action Letters.

B. To the Extent that the Staff Believes the Proposal Requires Analysis of the Impact of PG&E Corporation's Actions on Mean Global Temperature and Other Indices of Global Climate Change, the Proposal is Impermissibly Vague and Impossible to Implement, and may be Excluded Under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

If the Staff interprets the Proposal to require that the proposed Global Warming Report describe and discuss how action taken to date by PG&E Corporation to reduce its impact on global climate change has affected global climate in terms of (1) any undesirable climatic and weather-related events and disasters avoided, and (2) any changes in mean global temperature, then PG&E Corporation believes the Proposal is inherently vague and indefinite, and PG&E Corporation cannot reasonably determine the specific requested information. The Proposal thus may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (avail. Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, under Rule 14a-8(i)(6), a company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992).

First, the Proponent is requesting that PG&E Corporation determine a negative, i.e., how PG&E Corporation's actions have helped avoid climate-related events and disasters. To make this assessment, PG&E Corporation would need to define, identify and characterize disasters and events that have not occurred. The Proposal gives no guidance as to how PG&E Corporation would approach this topic. If the Proposal were adopted, PG&E Corporation would not be able to determine with reasonable certainty what action the Corporation should take in response. Even if such events could be reasonably defined, and a formula or methodology developed to predict what elements contribute to the non-occurrence of such events, it would be difficult and speculative, at best, to assess how PG&E Corporation's numerous and varied activities impact the fact that certain events did not occur, and PG&E Corporation may omit the Proposal.

In addition, it is not reasonably possible for PG&E Corporation to determine the effects its actions have had on "mean global temperature." Global warming is a complex scientific phenomenon that potentially can be impacted by the action and/or inaction of innumerable actors, as well as natural occurrences. Further, the Corporation has taken a wide variety of actions in response to global warming, which range from promoting individual customer use of energy-saving light bulbs to engaging decision makers in discussions of the global warming issue and potential solutions. Each of the Corporation's individual efforts would require a different type of analysis to assign a value to the "results" in that effort. It would be even more difficult, and unreasonably complex, to assess that effort's contributions to an issue as broad as "mean global temperature." To the extent that the Proposal requires the Corporation to determine the Corporation's impact on "changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided," the Corporation does not have the scientific resources available to make such a determination.

While the Staff has not previously directly addressed the question of whether such a request is impossible to implement, prior Staff No-Action Letters are consistent with the position that a proposal may be excluded pursuant to Rule 14a-8(i)(6) because the company does not have the resources to determine the requested information. In *Anheuser-Busch Companies, Inc.* (Feb. 9, 1993), the Staff stated that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6). Similarly, in *General Motors Corporation* (avail. March 9, 1981), the Staff did not recommend action with respect to General Motors' exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school without guidance as to how to determine which persons fell within the prohibited group.

For the reasons discussed above, PG&E Corporation believes it may omit the Proposal from the 2008 Proxy Materials as provided in Rule 14a-8(i)(3) and Rule 14a-8(i)(6), and that such action would be consistent with prior Staff No-Action Letters.

III. CONCLUSION

As discussed above, the Proposal has been substantially implemented, could be interpreted to request action that is impossible to implement, and relates to PG&E Corporation's ordinary business operations. As a result, and based on the facts and the no-action letter precedent discussed above, PG&E Corporation intends to exclude the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10) and Rule 14a-8(i)(6). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2008 Proxy Materials in reliance on the aforementioned rules.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. PG&E Corporation will promptly forward an e-mail a copy of the letter to the Proponent's representative. Mr. Milloy's e-mail address is steve@feaox.com.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very Truly Yours,

Frances S. Chang

cc: Steven J. Milloy
Linda Y.H. Cheng

Attachment: Exhibits A, B, C

action fund
management,LLC

12309 briarbush lane
potomac, md 20854
t 301/258-2852
f 301/330 3440

BY FAX

November 13, 2007

Linda Y.H. Cheng
Vice President, Corporate Governance and Corporate Secretary
PG&E Corporation and Pacific Gas and Electric Company
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Dear Ms. Cheng:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PG&E Corporation's (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 294 shares of the Company's common stock, 181 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of PG&E Corporation Common Stock

Attachment: Shareholder Proposal: Global Warming Report

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by PG&E to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.

Supporting Statement:

PG&E says on its web site that it supports action on global warming. PG&E is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide. *See* http://www.epa.gov/climatechange/downloads/s1766analysispart1.pdf.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade — a type of greenhouse gas regulation promoted by USCAP — would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how PG&E's actions relating to global warming may be affecting global climate.



GLOBAL CLIMATE CHANGE

RISKS, CHALLENGES, OPPORTUNITIES AND A CALL TO ACTION

PG&E®



THE NEED FOR ACTION IS URGENT.

Letter from the Chairman

Dear Stakeholder:

Leaders at PG&E have taken an in-depth and detailed look at the climate challenge and its implications for our company and our world. Our goal has been simple: to arrive at an informed and earnest assessment reflecting the latest and best research, and to use this information as a basis for us to make decisions as leaders in the energy industry.

Through a series of discussions, we actively reached out to engage—and challenge—the scientific experts. We consulted with leading economists and policy thinkers. And we exchanged ideas with other business and environmental leaders.

Our findings have been fascinating and foreboding, illuminating and inspiring, and ultimately, for us, clear and compelling. The link between greenhouse gas emissions and the Earth's warming climate is convincing, the potential consequences are serious and the need for action is urgent.

Because the burning of fossil fuels is the single largest contributor to global climate change, energy is at the forefront of this issue. Today, the United States is the world's largest energy user and the largest emitter of greenhouse gases. It also is the world's wealthiest and most innovative economy. As such, we are in a unique position: No other country bears a greater responsibility—or possesses a greater capacity—to lead the global response on this issue. We recognize that the challenges of solving this problem are great, but with timely action, so too are the opportunities for our industry and our nation.

What does it mean to be a leader on climate change? Certainly, it means proactively taking serious, concrete measures to reduce greenhouse gases and working for the development and implementation of responsible policies. At PG&E, we are firmly committed to doing this, and we are backing our commitment with real action. For example, we have pursued opportunities to reduce greenhouse gas emissions from our operations, and have helped our customers do the same. And, we have worked with California and federal officials on programs, initiatives and policies that provide real climate benefits.

Leadership also means that we must actively work to inspire, engage with and convince others to take action. Perhaps no other issue has ever demanded the kind of long-term, cooperative and multidimensional effort that will be required to overcome this challenge. Yet, despite its enormity, the challenge can be met. The technologies exist today to make significant reductions in greenhouse gases.

We believe the solution to climate change must ultimately be driven by a shared global commitment that sparks the collaboration and creativity needed to contain this problem. But we differ with those who argue against acting until the rest of the world responds. PG&E is not waiting—and we ask you and others to join us in taking a leadership role.

With that in mind, we designed this document to provide more information on climate change. We hope it gives you insight into PG&E's view on this issue, and perhaps even helps to shape your views and inspires you to act.

Thank you.

Sincerely,



Peter A. Darbee
Chairman, CEO and President, PG&E Corporation
Chairman, Pacific Gas and Electric Company

PG&E's Stance on Climate Change

At PG&E, we accept the scientific consensus that climate change is occurring and threatens to significantly alter the environment for current and future generations. This consensus has been articulated by the Intergovernmental Panel on Climate Change (IPCC) and other scientific organizations, representing the world's leading climate scientists.

We also recognize that human activities are largely responsible for the increasing concentrations of greenhouse gases (GHG) in the Earth's atmosphere. Because the electric and natural gas industry is one of the largest contributors to these emissions, we believe that our industry has a responsibility to help find effective solutions to the threat posed by climate change and take action.

What the Experts Are Saying About Global Climate Change

The IPCC, the National Academy of Sciences (NAS), the U.S. Environmental Protection Agency (EPA), and other world and national scientific bodies have long studied the relationship between human activities and their effect on the Earth's climate. Extensive research and analysis has concluded that human activities (e.g., fossil-fuel burning and land-use changes) are warming the Earth's surface and lower atmosphere. And while scientists continue to analyze the timing and consequences of these changes, they agree that we now know enough to warrant immediate action to address the risk of climate change.

- "Greenhouse gases are accumulating in [the] Earth's atmosphere as a result of human activities, causing surface air temperatures and subsurface ocean temperatures to rise."
  – NAS, 2001

- "An increasing body of observations gives a collective picture of a warming world and other changes in the climate system."
  – IPCC, 2001

- "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action."
  – G8 Joint Academies Statement on Climate Change, 2005 (NAS was a signatory)

- "Scientists know for certain that human activities are changing the composition of [the] Earth's atmosphere. Increasing levels of greenhouse gases, like carbon dioxide (CO_2), in the atmosphere since pre-industrial times have been well documented. There is no doubt this atmospheric buildup of carbon dioxide and other greenhouse gases is largely the result of human activities. It's well accepted by scientists that greenhouse gases trap heat in the Earth's atmosphere and tend to warm the planet. By increasing the levels of greenhouse gases in the atmosphere, human activities are strengthening Earth's natural greenhouse effect."
  – U.S. EPA website, 2006

> "PG&E is committed to leading by example when it comes to climate change. That means more than just minimizing the greenhouse gas emissions from our operations. It also means maximizing the opportunity we have to lead on efforts to establish responsible policies and programs to address global climate change."
> – PG&E's Formal Climate Change Commitment

U.S. Greenhouse Gas Emissions by Sector 2004


Electricity Generation - 33%
Transportation - 28%
Industry - 20%
Agriculture, Residential, Commercial - 19%

What Scientists and Others Are Observing Today

Scientists and other researchers around the globe are observing and documenting significant changes to the environment, which they believe are linked to the Earth's rising temperatures. As time goes on, and greenhouse gas concentrations and global surface temperatures continue to increase, the impacts are expected to become even more severe.

- Scientists observed an approximate 0.6°C (or about 1.1°F) increase in mean global surface temperatures over the course of the 20th century.

- A four-year study of the Arctic region, involving an international team of hundreds of scientists, examined the impacts of climate change on the region:
    - Glaciers throughout the Arctic are melting, with especially rapid retreat of Alaskan glaciers, and the Greenland ice sheet is experiencing record melting, with consequences for coastal wetlands and marine habitat.
    - Some polar bear populations are dwindling and they, along with some seal species, may face extinction without the ice cover.
    - Threats to indigenous cultures and existing infrastructure may intensify as a result of melting permafrost.
    - Worldwide sea level is projected to continue to rise, as a result of glacial melt, flooding low-lying coastal areas.

- Glaciers in Montana's Glacier National Park are melting at a rate that could lead to their disappearance by the middle of this century.

- Sea level rise in the Chesapeake Bay, America's largest estuary, has increased from approximately 3 feet per millennium (over the past 5,000 years), to approximately 1 foot per century; with climate change accounting for up to 50 percent of this increase. By 2100, the rate of sea level rise in the Chesapeake could average almost 3 feet per century. This current trend is resulting in dwindling marsh environments, a decline in habitat for migratory shorebirds, and the loss of small islands that once dotted the landscape.

- Munich RE, an insurer of weather-related damage, has observed a global trend since 1980 of an increasing number of weather-related events and a growing cost of weather-related damage.



What Scientists Are Projecting for California

In 2005, "recognizing that global warming will impose compelling and extraordinary impacts on California," Governor Schwarzenegger set greenhouse gas emission reduction targets for the state and directed the California Environmental Protection Agency (Cal/EPA) to evaluate the impacts of climate change on California. The study projected impacts for California, based on a range of potential scenarios (temperature increases of 3°F to 10.4°F by 2100), which include:

- Reduction in snowpack in the Sierra Nevada Mountains by 10 to 40 percent later this century, and by as much as 90 percent by 2100, with adverse consequences for hydroelectric production, water resources and winter recreation.

- Increasing sea levels on California's open coast and estuaries, stressing existing infrastructure, marine life and habitats.

- Increasing risks of large wildfires statewide, on the order of 35 percent by mid-century and 55 percent by 2100.
- Increases in electricity demand resulting from more intense heat-related weather and increased use of air-conditioning.

Momentum Is Building to Respond

Momentum is building in favor of legislative and regulatory action to mitigate the risk of climate change, as policymakers increasingly take note of rising public awareness, scientific consensus, and the heightened attention of the business and financial communities.

- According to one poll, most Americans (71%) believe that global warming is real and a majority (60%) believe that it poses a serious problem.
- Shareholders, pension fund managers and institutional investors have been asking companies to disclose more information on the risks of global warming and how they plan to respond. Investors are increasingly recognizing that a company's carbon footprint represents a potentially significant regulatory risk, and they are incorporating this uncertainty into their valuations.
- In 2002, California passed a law directing the California Air Resources Board to adopt the nation's first greenhouse gas emission standards for automobiles.
- In 2005, seven Northeastern states announced an agreement to implement the Regional Greenhouse Gas Initiative, which mandates power plants in those states to reduce greenhouse gas emissions through a regional cap-and-trade program.
- In 2005, Governor Schwarzenegger announced aggressive climate change targets for California and created a Climate Action Team, which developed a plan to meet these targets.
- In 2006, the California Legislature passed legislation that mandated broad-based greenhouse gas emission reductions and set definitive targets and timetables for achieving them.
- On June 22, 2005, the U.S. Senate passed a Resolution expressing its sense that Congress should "enact a comprehensive and effective national program of mandatory, market-based limits and incentives on emissions of greenhouse gases that slow, stop and reverse the growth of such emissions at a rate and manner that will not significantly harm the United States economy and will encourage comparable action by other nations that are major trading partners and key contributors to global emissions."

PG&E's Climate Change Policy

Consistent with our company values, we will be accountable for all of our own actions as they relate to protecting the environment, and we are committed to working together, as a team, to pursue excellence and promote innovation. These values form the basis of who we are and drive our actions every day. With regard to climate change, this means that we have an obligation to act responsibly and to lead by example. We will do this by:

- maintaining a greenhouse gas emissions profile for our utility's delivery mix that is among the lowest in the nation,
- developing and investing in robust customer energy efficiency programs,



"I say the debate is over. We know the science. We see the threat. And we know the time for action is now. Global warming and the pollution and burning of fossil fuels that cause it are threats we see here in California and everywhere around the world."

—Governor Arnold Schwarzenegger (R-CA), June 1, 2005 at the World Environment Day Conference in San Francisco, Calif.

"Polar ice caps are shrinking, glaciers are melting and coastlines are being swallowed by rising sea levels. The culprit? Global warming caused by burning fossil fuels. . . . If we do not slow, stop, and reverse global warming soon we will do irreparable harm to the world around us. . . . Congress must step up to the plate and address global warming in a comprehensive way."

—Senator Dianne Feinstein (D-CA); quotes from the introductory letter of Senator Feinstein's publication, "Global Warming: A Growing Problem in California and Around the World"

- supporting innovative fleet management practices,
- identifying and pursuing alternative ways to generate, procure and deliver vital energy resources, including renewable energy and clean distributed technologies,
- being transparent about our emissions sources and certifying our emissions data,
- helping our customers minimize their greenhouse gas emissions footprint, and
- sharing "best practice" policies and programs with others in our industry and encouraging them to take action.

While we have worked cooperatively with local, state and federal partners to achieve greenhouse gas reductions and avoid emissions, we recognize that voluntary initiatives alone will not be enough.

PG&E believes effectively combating global climate change will take sustained and coordinated international action, cooperation and investment over the long term. In the meantime, however, PG&E believes that it is important for the U.S. to begin to address this issue formally and take a leadership role.

We therefore support and prefer national regulatory action based on market mechanisms to achieve emission reductions efficiently, economically and in a way that encourages the next generation of energy technologies and minimizes impacts to the U.S. economy.

PG&E's Climate Change Leadership and Risk Mitigation Actions

For three decades, PG&E has been a pioneer in working with policymakers to create successful programs to minimize the environmental impacts of energy production and usage. Collectively, they have led to dramatic improvements in energy efficiency, increases in renewable energy supplies, the creation of effective demand response programs, and the promotion of alternative fuel vehicles. These efforts continue today.

A fundamental policy shift in California—with support from PG&E—held the key to clearing a path for many of these successes. Historically, utility revenues had depended on sales volumes—rewarding companies for selling more power and penalizing them for selling less. This created a strong financial disincentive for utilities to encourage energy efficiency and conservation. California removed this barrier by instituting an approach called "decoupling": utilities would be allowed to collect a fixed amount of revenues, independent of higher or lower sales volumes. The result of this simple, but profound, change has been that utilities have been free to aggressively help customers reduce energy usage without doing financial harm to their business.

As a direct result of decoupling and the programs it made possible, California's per capita energy usage has remained flat over the past 30 years, compared with an increase of 50 percent for the rest of the country. PG&E's energy efficiency programs alone have avoided the release of more than 61 million tons of CO_2 into the atmosphere over this same time period (equivalent to taking 8.6 million cars off the road for a year). Today, PG&E is



The 457 kilowatt rooftop solar electricity system at the St. Francis Winery, Sonoma County, Calif. was installed under PG&E's Self Generation Incentive Program and will help to avoid approximately 3,900 tons of CO_2 from being released into the atmosphere over the next 30 years. PG&E also worked with the winery to implement lighting upgrades to maximize energy efficiency, minimize environmental impacts and reduce costs, demonstrating the power of an integrated approach.

supporting the extension of decoupling from California and Oregon to the nation and the world.

PG&E also has one of the cleanest electric generating operations in the industry. With significant hydroelectric and nuclear resources, the CO_2 emissions rate for PG&E's electric-generating operations is now among the lowest of any utility in the country. When factoring in the power we purchase from other sources, the emissions rate associated with the electricity we deliver to our customers is approximately 58 percent less than the average among utilities nationwide.

ENERGY STAR qualified compact fluorescent light (CFL) bulbs use 66% less energy than a standard incandescent light bulb and last up to 10 times longer. According to the U.S. EPA, if every U.S. household replaced one light bulb with an ENERGY STAR qualified CFL, it would have the same environmental benefit as removing one million cars from the road.



The following are actions that PG&E is taking now that will continue to yield benefits in combating climate change and reducing energy consumption:

Putting Efficiency First. In keeping with California's Energy Action Plan, before PG&E builds or purchases new power supplies for customers, we give first priority to maximizing the benefits of cost-effective energy efficiency and demand reduction programs. Energy efficiency is the lowest-cost way to meet customers' energy needs. PG&E is investing an additional $1 billion in customer energy efficiency and demand response programs through 2008. This is the largest gas and electric energy efficiency effort ever undertaken by a utility in the United States—expected to eliminate the need for a large power plant and its emissions.

Increasing Supplies of Renewable Energy. After optimizing gains from energy efficiency, we focus on adding renewable resources. PG&E is aggressively increasing its supplies of renewable power, with new contracts for wind, solar and other generation. The company expects to meet California's requirement that 20 percent of electric sales come from qualifying renewable energy resources, which emit no or minimal greenhouse gas emissions, by 2010.

Facilitating the Deployment of Clean Distributed Generation, Including Rooftop Solar. We support California's efforts to aggressively pursue and implement clean distributed generation technologies. An industry leader in facilitating distributed solar generation, we have connected more customer-owned solar installations to the electric grid than any utility in the country, including 51 percent of all solar facilities installed nationally in 2004. PG&E is also working with our customers and communities, through our Solar Schools Program, Solar Habitat Program and Self-Generation Incentive Program, to "right size" these facilities to optimize their impact and value.

Leveling the Playing Field for Low-Emissions Sources. PG&E voluntarily adopted, before California regulators ordered it more broadly,

PG&E's 2005 Retail Electricity Sales by Fuel Type



- Natural Gas - 42%
- Nuclear - 24%
- Large Hydroelectric - 20%
- Total California Renewable - 12%
- Coal - 1%
- Other - 1%

an approach to analyze the greenhouse gas emissions implications of competitive bids for long-term electric contracts by third party suppliers. This so-called greenhouse gas "adder" monetizes the greenhouse gas emissions associated with the electricity so that we can determine the relative financial risks associated with greenhouse gas emissions from various generation resources.

Proposing New Customer Programs. PG&E developed and is seeking approval of a program eventually offer new capabilities to help customers reduce energy usage.

Forming Partnerships. PG&E is working with other leading companies and organizations to advocate forward-thinking, pragmatic policy solutions and incentives to address greenhouse gas emissions. For example:

- PG&E is a member of the Clean Energy Group, a group of progressive energy companies advocating for a national, mandatory, market-based program to reduce greenhouse gas emissions.

we have reduced the methane leak rate within our natural gas pipeline operations, avoiding the release of more than 1,088 tons of methane, or approximately 22,849 tons of CO_2-equivalent in 2005.

- PG&E is a Charter Member of the China/U.S. Energy Efficiency Alliance, which facilitates the transfer of information and technologies aimed at improving the energy efficiency of the Chinese economy, reducing their greenhouse gas emissions and creating opportunities for U.S. business.



In 2005, we grew our fleet of natural gas vehicles to 910 vehicles. Together with PG&E's electric vehicles, we operate the largest low-emission vehicle fleet among U.S. investor-owned utilities. PG&E also continues to work with our customers, automakers, local governments and others to deploy cleaner, more efficient motor vehicle technologies, including plug-in hybrids.

to allow our customers to become "climate neutral" by voluntarily paying a small monthly premium to mitigate the greenhouse gas emissions associated with their electric and natural gas use. The premiums collected during the first 3 years will be invested in independent projects aimed at removing 2 million tons of greenhouse gases from the air.

Using Innovative Technology. PG&E is installing 10 million Smart Meters™ throughout its service area to provide the infrastructure that will

- PG&E is a Charter Member in the California Climate Action Registry—becoming the first investor-owned utility to certify its CO_2 emissions inventory.
- PG&E is a Charter Member of U.S. EPA's Sulfur Hexafluoride (SF6) Reduction Partnership—through which we have reduced our SF6 emissions by more than 65 percent since 1998.
- PG&E is an active member of U.S. EPA's Natural Gas Star Partnership—through which

Benchmarking PG&E's CO_2 Emissions Rate (Lbs CO_2/MWh)



PG&E's Owned Electric Generation - 44
PG&E's Electricity Delivery Mix - 570
California Electric System Average - 804
U.S. Electric Generation Average - 1,342

PG&E's Recommendations for U.S. Climate Change Policy

PG&E supports the June 22, 2005, U.S. Senate Resolution to enact a national, mandatory program to "slow, stop and reverse" the growth of U.S. greenhouse gas emissions. We believe that such a program should be adopted as soon as possible. Action in the near term preserves response options in the future and should lower overall mitigation costs and the costs associated with adapting to inevtiable changes to our environment.

Current scientific studies suggest that in order to stabilize greenhouse gas concentrations in the atmosphere at a safe level, global surface temperatures should not exceed 2°C (3.6°F) above pre-industrial levels. These studies also suggest that CO_2 concentrations in the atmosphere should be limited to between 400 and 450 parts per million by 2100 to limit warming to this 2°C (3.6°F) increase. To meet this target, studies suggest that CO_2 emissions must be below approximately 7 billion tons, and that a significant portion of these emissions reductions must occur by 2050.

Because greenhouse gases, most notably CO_2, remain in the atmosphere for a long time, some for more than a century, a lag occurs between a reduction in emissions and a reduction in atmospheric concentrations. As a result, atmospheric CO_2 concentrations will increase for decades.

Making the changes necessary to achieve significant reductions in greenhouse gas emissions, and ultimately mitigate global climate change, will require a new energy paradigm for the U.S. and the world. The burning of fossil fuels is the single largest contributor to greenhouse gas emissions. Therefore, using fossil fuels more efficiently, reducing the emissions associated with their combustion, and identifying and deploying alternative energy sources are critical. This will require thinking differently about energy policies than we have in the past; it will require a realignment of incentives, a reallocation of resources, a commitment to research and development of low- and non-emitting technologies, new processes and practices and clear direction and leadership.

Technologies and other measures exist today to enable the U.S. to slow and ultimately stabilize its greenhouse gas emissions, creating the opportunity for the development and deployment of new technologies, processes, and practices that will allow the U.S. to cost-effectively reverse our current emissions trends. We believe the U.S. can be a leader in developing advanced technology solutions to climate change and creating the new energy infrastructure to support them, which will diversify our nation's energy resources, enhance our overall energy security, and provide economic opportunities and benefits.

To achieve the objectives of the Senate Resolution, spur innovation, provide economic opportunity, enhance overall energy security, and position the U.S. as a leader, PG&E recommends the following guiding principles for legislation:

- **Mandatory greenhouse gas reductions are necessary.** Voluntary programs alone are insufficient and will not send the appropriate price signal to U.S. industry to make a measurable impact on global climate change. Only a mandatory, national reduction program is capable of stimulating sustained action and investment on the scale required to meaningfully reduce emissions and establish the U.S. as a leader in the response to global climate change.

- **Market-based programs minimize costs and maximize innovation.** Market-based strategies—such as cap-and-trade, efficiency and performance standards, and tax reforms —provide the economic incentive and the flexibility to cut emissions in the most innovative, cost-effective ways. This approach is key to driving development of the next generation of clean, highly energy-efficient technologies and practices.

Links to helpful websites:

United Nations Framework Convention on Climate Change
http://unfccc.int/2860.php

Intergovernmental Panel on Climate Change
http://www.ipcc.ch

U.S. Environmental Protection Agency
http://www.epa.gov/climatechange

California Climate Action Team
http://www.climatechange.ca.gov/climate_action_team

California Public Utilities Commission
http://www.cpuc.ca.gov

California Energy Commission
http://www.energy.ca.gov

CalEPA
http://www.calepa.ca.gov

California Climate Action Registry
http://www.climateregistry.org

Near-term opportunities for cost-effective, verifiable greenhouse gas reductions should be pursued. Policies should encourage this action, regardless of the geographic location or from where in the economy these greenhouse gas reduction/avoidance opportunities originate. At the same time, a rigorous system must be developed to ensure the environmental credibility and integrity of these reductions. Taking this approach can help to encourage actions by other countries, spur technological innovation, reduce overall compliance costs, and offer ancillary benefits.

Broad-based participation leads to better, more cost-effective results. Multi-sector participation creates efficiencies. A national program should eventually encompass all major sectors that emit greenhouse gases, each responsible for its fair share of reductions. Sector-specific programs can be a starting point for creating the infrastructure on which to base a broader program.

Energy efficiency should become a top priority. Improving energy efficiency is one of the lowest-cost ways to meet growing energy demand while eliminating greenhouse gas emissions. Policies and incentives should encourage and maximize improvements in energy efficiency throughout the economy. For example, utilities are empowered to aggressively pursue energy efficiency and demand response programs when regulators set fixed revenue levels and eliminate the financial incentive to sell more energy. In addition, efficiency and performance standards can be established in a way that rewards companies for exceeding standards, through either the use of tradable emission credits or some other system.

Investment in low- and zero-emission electric generation and other technologies is critical. Policies should lower barriers and create incentives for investment in nuclear energy, renewable power, advanced coal technologies with carbon capture and storage, distributed generation, advanced transportation options such as plug-in electric hybrid vehicles, and other low- and non-emitting technologies. Driving investment in these technologies, along with aggressively supporting energy efficiency and demand response, will reduce greenhouse gas emissions, enhance and improve the efficiency and reliability of the nation's energy infrastructure, create economic opportunities for American business, reduce reliance on fossil fuels, and support overall U.S. energy independence and security.

Early action deserves to be rewarded—not penalized. Policies must recognize and provide credit to responsible companies that have proactively cut emissions before being required to do so. Ignoring prior efforts puts these companies at a competitive disadvantage, forces them and their customers to "pay twice" for emissions reductions, and discourages similarly responsible initiatives in the future. Conversely, it rewards companies that refused to act.

Long-term greenhouse gas targets provide a basis for action. Addressing climate change eventually requires stabilizing greenhouse gas concentrations in the atmosphere. Setting ambitious, but achievable, targets now is important because it establishes a clear objective and sends the appropriate price signals, from which incremental objectives and action plans can be created as technologies emerge and scientific understanding progresses.

Standardized emissions reporting is an essential first step and must form the basis of any mandatory program. Developing consistent and coordinated greenhouse gas emissions inventories, protocols for standard reporting, and accounting methods for greenhouse gas emissions is fundamental to establishing a credible reduction program that is capable of tracking and verifying progress toward emissions goals and facilitating a tradable emissions credit system.

Quick glossary of terms:

Greenhouse Gas:
Any gas that absorbs infrared radiation in the atmosphere: water vapor, carbon dioxide, methane, nitrous oxide, halogenated fluorocarbons, ozone, perfluorinated carbons and hydrofluorocarbons.

Atmosphere:
The mixture of gases surrounding the Earth.

Greenhouse Effect:
The effect produced as greenhouse gases allow incoming solar radiation to pass through the Earth's atmosphere, but prevent part of the outgoing infrared radiation from the Earth's surface and lower atmosphere from escaping into outer space.

Greenhouse Gas Adder:
Voluntarily adopted by PG&E before the California Public Utilities Commission ordered it more broadly, this tool monetizes the greenhouse gas emissions associated with long-term electric contract bids from third-party suppliers, allowing PG&E to determine relative levels of financial risk associated with greenhouse gas emissions from various generation resources.

Sources

Arctic Climate Impact Assessment (ACIA). *Impacts of a Warming Arctic: Arctic Climate Impact Assessment.* 2004. http://www.acia.uaf.edu

Blanton, Dana. 2005. *11/09/05 FOX News Poll: Global Warming.* Fox News.com.

Claussen, Eileen. 2001. *Climate Change: Science, Strategies, and Solutions.* Pew Center on Climate Change. Tiger Publishing Systems. Bruges: Belgium.

California Department of Water Resources. 2006. *Progress on Incorporating Climate Change into Management of California's Water Resources.* Technical Memorandum Report.

California Environmental Protection Agency. 2006. *Climate Action Team Report to the Governor and Legislature.*

Discussions with Ralph Cavanagh, Natural Resources Defense Council; Robert Corell, Ph.D., American Meteorological Society; Michael D. Mastrandrea, Ph.D., Stanford University; Stephen Schneider, Ph.D., Stanford University; Joel Swisher, Ph.D., and Amory Lovins, Rocky Mountain Institute.

Environmental Law Institute. 2003. *Reporting on Climate Change: Understanding the Science.* Washington, D.C.

Handwerk, Brian. 2004. *Arctic Melting Fast; May Swamp U.S. Coasts by 2099.* National Geographic News.

Intergovernmental Panel on Climate Change. 2001. *Climate Change 2001: The Scientific Basis.* Cambridge University Press. Cambridge: United Kingdom.

Michel den Elzen and Malte Meinhausen. 2005. *Emission Implications of Long-term Climate Targets.* Scientific Symposium on Stabilization of Greenhouse Gases, 1-3 February, 2005.

Mills, E. 2005. Response to: *Attribution of Disaster Losses.* Science.

Mills, Evan and Eugene Lecomte. 2006. *From Risk to Opportunity: How Insurers Can Proactively and Profitably Manage Climate Change.* Commissioned by Ceres.

Pacala, S. and R. Socolow. 2004. *Stabilization Wedges: Solving the Climate Problem for the Next 50 Years with Current Technologies.* Science.

Oreskes, N. 2004. *Beyond the Ivory Tower: The Scientific Consensus on Climate Change.* Science.

Parmesan, C. and H. Galbraith. 2004. *Observed Impacts of Global Climate Change in the U.S.* Pew Center on Global Climate Change.

Proceedings of National Academy of Sciences. 2004. *Emissions Pathways, Climate Change, and Impacts on California.*

Schiermeier, Q. 2006. *Insurers' Disaster Files Suggest Climate Is Culprit.* Nature.

Struck, Doug. 2006. *Rapid Warming Spreads Havoc in Canada's Forests.* The Washington Post.com.

Tourtellot, Jonathan B. 2006. *The Climate Bomb.* National Geographic Traveler.

Union of Concerned Scientists. 2006. *California Climate Choices Fact Sheets.*

United States Geological Survey. 2003. *Glacier Monitoring in Glacier National Park.* U.S. Department of the Interior, U.S. Geological Survey, Northern Rocky Mountain Science Center.

Walker, Gabrielle. 2006. *The Tipping Point of the Iceberg: Could Climate Change Run Away with Itself?* Nature.

http://yosemite.epa.gov/oar/globalwarming.nsf



PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
www.pgecorp.com

In producing this report, we took steps to minimize environmental impacts, promote supplier diversity and support businesses in our Utility service area. With these goals in mind, we selected the following products and vendors:

- Low-VOC soy-based inks and process chlorine-free paper manufactured from 100% post-consumer waste. This paper is produced using wind-generated energy and is certified by Green Seal and by SmartWood, an affiliate of the Rainforest Alliance.
- A printer and graphic designer that are WMDVBE-certified businesses.
- An environmentally sensitive printer that is a Pacific Gas and Electric Company gas customer.

100% Post-Consumer Waste.

CDP 5 Companies and Response Status

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Carbon Disclosure Project (CDP5)

Greenhouse Gas Emissions Questionnaire - PG&E Corporation

Responding corporation: PG&E Corporation

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General Introduction

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Section A – 1 Climate Change Risks, Opportunities and Strategy

Question 1(a)(i) – Regulatory risks

For this question, please state the time period and where possible the associated financial implications.

What commercial risks does climate change present to your company including regulatory risks associated with current and/or expected government policy on climate change e.g. emissions limits or energy efficiency standards?

PG&E is a wholly domestic U.S. company with operations in northern and central California. Therefore, the company currently follows the guidance of the California Public Utilities Commission (CPUC), the California Energy Commission (CEC), the California Air Resources Board (CARB), the California Environmental Protection Agency (CalEPA), and the U.S. Environmental Protection Agency (EPA), among others.

In 2006, California enacted two laws relating to greenhouse gas regulation and directly impacting our business. These included Assembly Bill 32, the Global Warming Solutions Act, which established greenhouse gas reductions goals for California and Senate Bill 1368, which requires that all power sold to utilities in the state under long-term contracts meet a greenhouse gas emissions performance standard that is equivalent to that of an efficient, combined-cycle natural gas plant. The regulations implementing Senate Bill 1368 have been finalized and are structured in a manner that will allow PG&E to continue to provide our customers with affordable and reliable electricity and will not impact the continued development of generation assets in which PG&E currently plans to invest.

Assembly Bill 32 sets a goal of reducing California's greenhouse gas emissions to 1990 levels by 2020 and initiates the program in 2012. The bill contemplates that these reductions will be achieved using both more traditional, command and control or programmatic mechanisms and market-based mechanisms. To date, there are no specific goals or targets for individual sectors or entities within sectors. PG&E is currently working cooperatively with the CPUC, CARB and CalEPA to implement AB 32 in a way that maximizes environmental effectiveness, minimizes costs, provides for economic opportunities and serves as a model for federal legislation.

While the specific implementation details for AB 32 have yet to be determined, PG&E believes that it is well-positioned to meet future requirements as a result of actions we have taken and continue to pursue. For example, we will continue to break new ground in evaluating new conventional resources, using tools like the CPUC-approved carbon adder to compare the impact of future climate change costs, continue our leadership in implementing cutting-edge, cost-effective customer energy efficiency (CEE) and demand response programs, and increasing the amount of renewable resources in our portfolio (consistent with California's already aggressive renewable portfolio standard).

From a federal legislative standpoint, PG&E is also well-positioned. The majority of federal approaches discussed and introduced take a market-based approach to addressing greenhouse gas emissions, typically using a cap-and-trade methodology, and allow regulated entities to meet compliance obligations through tradable emissions credits. PG&E has a relatively low emissions profile compared to others in our sector, as a result of investments made and California's existing regulatory framework. For example, the average CO_2 emissions rate of the company's owned generation was approximately 44 lbs CO_2/MWh in 2005, while the emissions rate associated with our overall delivery mix was approximately 489 lbs CO_2/MWh. For comparison, the average CO_2 emissions rate for California is approximately 879 lbs CO_2/MWh, while the national average is approximately 1,363 lbs/MWh.

With regard to energy efficiency, PG&E has been a leading utility for the past thirty years and continues to take aggressive actions. Over this time period, PG&E's customer energy efficiency efforts, both electric and natural gas, have achieved significant cumulative lifecycle energy and cost savings, on the order of $9 billion, and prevented approximately 125 million tons of CO_2 from entering the atmosphere.

In 2006, we launched a $1 billion commitment that will extend to 2008 – the largest energy efficiency effort of its kind by a U.S. utility company. T meet the aggressive 2006-2008 targets, we undertook a new, forward-thinking business model that focused squarely on the customer experience. Our approach employs a strategy successfully used by financial planners as they work to understand their clients' individual financial goals, resources, needs and limitations.

Using an integrated portfolio strategy, we worked with our customers and partners not only to meet, but exceed the aggressive 2006 energy savings targets agreed upon with the CPUC; our 2006 goal was 132 MW and actual 2006 savings were 142 MW. PG&E will continue the efforts over the next several years, with the goal of meeting half our future demand growth through energy efficiency.

Would you like to provide any additional information relating to this question that you have not provided elsewhere?

Question 1(a)(ii) - Physical risks

For this question, please state the time period and where possible the associated financial implications.

What commercial risks does climate change present to your company including physical risks to your business operations from scenarios identified by the Intergovernmental Panel on climate Change or other expert bodies, such as sea level rise, extreme weather events and resource shortages?

PG&E's core business, Pacific Gas and Electric Company, provides electric and natural gas service to a population of approximately 15 million people throughout northern and central California. We meet our customers' electric and natural gas demands by generating and procuring electricity from a variety of sources (including wind and hydroelectricity), procuring natural gas from supply basins throughout the western U.S. and Canada, and transmitting and distributing these energy forms through a vast infrastructure that includes thousands of miles of pipelines and wires, and thousands of utility poles. The amount of energy we need to serve our customers is directly related to temperature, as it translates into the number of heating-days and cooling-days. Therefore, shifts in precipitation patterns, changes in temperature, rising sea level, increased number and severity of storms can all have an impact on the availability of various forms of energy, the amount of energy we need to acquire on behalf of our customers, and the location and integrity of the infrastructure necessary to transmit and distribute this energy. PG&E has reviewed a study conducted by the Union of Concerned Scientists on the impacts of climate change on California. That study provides several scenarios based on a range of potential temperature changes and resulting impacts. These impacts include reduced snow pack in the Sierra Mountains – a major source of water on which PG&E relies for operating its hydroelectric facilities, increased number of heating-days and fewer cooling-days, changes in wind velocity and direction potentially impacting availability of renewable resources, and loss of some coastline in PG&E's service area.

PG&E is in the process of completing a formal risk assessment regarding the potential physical impacts of climate change on our business and identifying risk mitigation options. This risk assessment is being conducted as part of our formal Enterprise Risk Management program, which is overseen by PG&E's Chief Risk Officer.

Would you like to provide any additional information relating to this question that you have not provided elsewhere?

Question 1(a)(iii) - Other risks

For this question, please state the time period and where possible the associated financial implications.

Apart from any regulatory and physical risks you have described in your answers to questions 1(a)(i) and 1(a)(ii) above, what other commercial risks does climate change present to your company including shifts in consumer attitude and demand?
PG&E provides electric and natural gas service to more than 15 million people throughout northern and central California. PG&E has some of the most environmentally conscious customers in the nation. They help to reduce greenhouse gas emissions by participating in the company's energy efficiency and demand reduction programs, and programs to support alternative fuel vehicles.

This environmental conscience also permeates California's policies and actions. For example, California's commitment to energy efficiency has allowed per capita energy consumption in the state to remain flat for nearly 30 years, while the state's economy has grown dramatically. The state also has an aggressive renewable portfolio standard for investor-owned utilities (IOUs) and requires IOUs to apply a "greenhouse gas" adder when evaluating bids from power suppliers. These policies, combined with PG&E's actions, has resulted in the company having a carbon dioxide emissions rate associated with its generation that is among the lowest of any IOU in the country, as well as an emission rate associated with its delivered electricity that is 65 percent below the national average. So, as PG&E looked to be responsive to its customers' desires to address climate change and to policymakers' calls for innovative approaches to do more, PG&E needed to look beyond traditional "green" tariff, energy efficiency, and other pricing programs.

In January 2006, PG&E voluntarily proposed ClimateSmart, through which customers can choose to sign up and pay a small premium on their monthly utility bill, to fund independent environmental projects aimed at removing carbon dioxide from the atmosphere. The first projects will be forest restoration and conservation projects, and the carbon sequestration and emission reductions projects will be verified by the California Climate Action Registry. Once verified, the reductions will be permanently retired. PG&E expects to enroll approximately 4 to 5 percent of eligible customers into the program by the end of its third year, and achieve reductions in carbon dioxide emissions equivalent to taking 350,000 cars off the road for a year. ClimateSmart will launch in the summer 2007.

Also, in 2006, we proposed an unprecedented partnership with the city of San Francisco to develop alternative energy sources, reduce greenhouse gas emissions and foster sustainability. The partnership relies on six key points to enhance the city's energy future, including investing at least $5 million for new solar installations in the city, exploring the use of natural tidal resources as a source of clean energy, and supporting economic development efforts to promote green businesses and clean-energy technologies.

With regard to energy efficiency, and other advanced energy solutions, PG&E works closely with our customers to develop new products and seek partnerships to identify and implement innovative and effective solutions to their energy needs.

For example, PG&E partnered with Sun Microsystems to develop an incentive program for energy-efficient servers, garnering attention from a growing number of other major computing equipment manufacturers, who are also qualifying their premium performance equipment for the program. We also announced the first-ever utility financial incentive program fir virtualization projects in data centers, enabling our customers to consolidate IT workloads and use less equipment and energy.

PG&E is able to aggressively support and pursue these energy efficiency and advanced energy solutions for our customers without negatively impacting our bottom-line because of the foresight of a coalition of policy-makers, environmentalists, consumers and others to removing the link between revenues and earnings. This innovative rate design, known as decoupling, cleared the way to transform utilities into active and effective promoters of energy efficiency and conservation without sacrifice to their investors. As a result, working with the CEC and the CPUC, PG&E has helped keep California's per capita energy use flat. In contrast, the rest of the nation's per capita energy use has increased on average by 50 percent over the last 30 years. California's efforts have prevented the construction of 24 new power plants and avoided millions of tons of greenhouse gas emissions from entering the atmosphere.

At PG&E, we recognize that in order to effectively and efficiently address climate change, there must be alignment with our customers, communities and policy-makers and we must continue and expand the private-public partnerships and coalitions in which we have engaged. The challenges ahead cannot be underestimated, and the commitment, hard work, close collaboration and creativity of all stakeholders will be required to meet them successfully.

Would you like to provide any additional information relating to this question that you have not provided elsewhere?

Question 1(b) - Opportunities

For this question, please state the time period and where possible the associated financial implications.

What commercial opportunities does climate change present to your company for both existing and new products and services?

Addressing climate change and reducing the overall carbon intensity of the U.S. economy will require a fundamental change in the way energy is produced, delivered and consumed. This tremendous change will require companies to find to ways of doing business and providing new

products and services to its customers. PG&E is committed to being part of the solution to addressing climate change and sees opportunity in providing our customers with advanced energy solutions needed in the 21st century.
We believe that there is opportunity to both delight our customers and reward our shareholders by:

Empowering customers to make efficient and smart energy choices and offering advanced energy solutions: We are partnering with our customers and communities to create attractive energy options and help them make intelligent energy choices. Our customers are leaders in employing energy efficient end use technologies, practices, and programs, and PG&E has helped make this happen. Over the past thirty years, PG&E has worked with our customers to help prevent over 125 million tons of carbon dioxide from entering the atmosphere. By doing so, our customers have saved more than $9 billion. We will extend our customer energy efficiency initiatives by investing $1 billion through 2008 as we continue with our successful programs and identify innovative technologies and fresh approaches.

In addition to maximizing energy savings today, PG&E is actively working to identify the next generation of energy efficient technologies—helping to accelerate the spread of promising new innovations in the market. PG&E's goal is to move new products through the "pipeline," so they can quickly be commercialized with incentives for residential and business customers. PG&E is currently targeting more than 60 technologies in various stages of development and deployment. Each technology is carefully evaluated to confirm that it will save energy as claimed and be accepted by our customers.
Enhanced energy management capabilities are also critical to providing our customers with the advanced energy solutions they will need in a carbon-constrained economy. PG&E now has a variety of demand management programs which can be called upon to reduce peak demand by about four percent, or over 500 megawatts. For example, more than 100 of the Bay Area's largest businesses have joined PG&E's Business Energy Coalition (BEC) Demand Response program this year in an initiative to dramatically reduce power usage during critical periods of peak energy demand. The BEC Demand Response program is a joint effort by PG&E and The Energy Coalition, a non-profit organization, and provides for an integrated, group response to energy emergencies. The program was designed specifically for large businesses that find demand response most challenging, based on their production or work structure. With all BEC participants responding simultaneously to meet a collective load-reduction goal during an energy emergency, the result is a more effective and coordinated approach to energy management and avoids the need to obtain power from some of the least efficient, highest emitting, and most expensive resources in the system.
PG&E is also working with its customers to add distributed generation producing solar and other forms of renewable energy. Currently, the company has helped more than 15,000 customers interconnect solar systems to the grid – more than any other utility in the nation. Working through the California Solar Initiative, the company will increase this amount by providing $950 million in additional incentives over the next 10 years. These solar systems allow our customers to generate their own energy and provide excess energy back to the grid, while earning credit on their bills.
Finally, on June 28th, 2007, PG&E will launch a new product to offer its customers a voluntary way to neutralize the carbon emissions created by their energy use. The ClimateSmart Program will allow participating customers to choose to pay a small monthly premium (based on actual energy usage), to fund new projects in California that will remove an amount of greenhouse gases from the atmosphere equivalent to that caused by the customer's energy use, thereby making the customer's energy use "climate neutral."

Developing a low-carbon electric energy portfolio: Currently, PG&E provides its customers with among the cleanest energy in the nation. Over 50 percent of the electricity that we deliver comes from sources that do not emit greenhouse gases, and more than twelve percent of PG&E's current energy mix qualifies under California's Renewable Portfolio Standard and we committed to having 20 percent renewables under contract by 2010. We plan to expand this by 1-2% annually. We currently meet our renewable energy goals by obtaining power from wind, geothermal, qualifying hydro, biomass and solar resources. We are also exploring innovative sources of renewable energy, such as digester gas and tidal and wave power.

Looking forward, PG&E is optimistic about a number of emerging renewable technologies that will benefit customers by expanding long-term renewable supply. For example, PG&E has been pursuing new solar energy technologies and resources, including electric generation from solar thermal technologies. PG&E expects to complete agreements for several major new solar generation projects in 2007.

Seeking to build on these efforts, PG&E has proposed a $30 million, two-year Emerging Renewable Resources Program to the CPUC. If approved, this program would enable PG&E to ramp-up efforts to identify and support new technologies and resources, reduce costs over the long-term, and assist promising technologies in overcoming developmental barriers.

In California, renewable resources, like wind, produce more energy in off-peak hours than customers can use. While a diverse portfolio of renewable resources can be created that generally conforms to PG&E's operating profile, at present few can be shaped to provide the exact match with customer needs necessary for the electric system to function properly. New developments in energy storage, together with expanded demand response as discussed earlier, will eventually allow clean, excess off-peak energy to replace some of the fossil-fueled peaking power plants. However, it is expected that some level of clean natural gas-fired generation will continue to be needed to manage the generation portfolio.

For example, PG&E will build, own and operate a new 530-megawatt natural gas-fueled Gateway Generating Station. The facility offers a number of environmental advantages, including a "dry cooling" technology to avoid use of river water for cooling purposes. Also, the combined cycle technology will decrease fuel use and greenhouse-gas emissions in comparison to conventional fossil-fuel power plants. Compared to older plants, the new plant will yield 35 percent less carbon dioxide for every megawatt hour of power produced. With natural gas power plants a necessary part of PG&E's electric supply portfolio going forward, PG&E will continue to acquire renewable natural gas substitutes, like dairy biogas and landfill methane. PG&E's initial forays have been small, but they hold much promise.

Harnessing advanced communication capabilities to convert our electric grid into a "smart grid": To deploy energy efficiency, demand response, distributed generation and the myriad of clean energy technologies as efficiently and effectively as possible, they must be knit together through a "smart grid." PG&E is working to deploy advanced telecommunication, information, monitoring and control technologies in ways that transform the electric grid from a passive transmission and distribution system to an active, intelligent grid to support a host of new utility and customer energy services. Key to this is installing ten million advanced metering devices, called SmartMeters, for all our customers. SmartMeters will give our customers greater control over energy usage and bills, and let them monitor their energy use via the Internet. SmartMeters will also provide a way for PG&E to communicate in real time with customers to reduce energy use during high demand periods and empower them to choose the best ways to manage their energy use to meet their social and economic aims. PG&E plans to move adroitly to keep up with technological advances and exploit the full potential of its SmartMeters to reduce carbon emissions.

Ultimately, it is our vision PG&E's electric grid could provide us the ability to partner with our customers by linking the transportation and utility markets, supporting new storage technologies that facilitate the development of renewable generation, and spurring innovation in energy management technology. It could even create an energy marketplace where real-time information is used to set electricity prices and enable rapid-informed supplier and customer participation.
For example, the "smart grid" could improve the utilization of clean generating resources by allowing electric vehicles to use cheaper off-peak energy to charge batteries overnight and displace gasoline use during the day, addressing economics, the environment, and energy security. As electric vehicle use grows, the "smart grid" will reduce the need for expensive peaking generating capacity by enabling PG&E to tap into plug-in hybrid electric vehicle batteries during peak energy usage periods to upload energy onto the grid. After the broad adoption of electric vehicles, our customers will be able to plug-in anywhere to give or take energy from the grid, communicate with the grid, and earn credit back on their bills.

Promoting low-carbon transportation, including plug-in hybrid electric and natural gas vehicles. PG&E currently has the largest fleet of natural gas vehicles of any utility in the nation. With more than 1,100 natural gas-powered automobiles, trucks, and service vehicles, the company has displaced over 3.4 million gallons of gasoline and diesel, while reducing carbon emissions by over 6,148 tons. PG&E also built and maintains 36 natural gas refuelling stations, 27 of which are available to customer fleets. In 2005 alone, we helped our customers qualify for more than $6.6 million in grants to support the purchase of natural gas vehicles, including 18 new transit buses. In addition to natural gas vehicles, PG&E is exploring fuel cell technology and plug-in hybrid electric vehicles (PHEVs). The company currently owns one of the few operating plug-in hybrid electric vehicles and we were the first utility to publicly test Vehicle-to-Grid (V2G) technology. V2G enables the use of PHEV's as a way to store renewable energy during off-peak hours to be used on the grid to shave peak energy periods. The development of "smart grid" capabilities will further advance PHEVs and provide new opportunities for product and service offerings to our customers as well as new grid management capabilities.

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Question 1(c) - Strategy

For this question, please state the time period and where possible the associated financial implications.

Please detail the objectives and targets of the strategies you have undertaken or are planning to take to manage the risks and opportunities you have detailed in questions 1(a) and 1(b) above. Please include adaptation to physical risks.
Please see answers to questions (a) and (b) above

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Section A – 2 Greenhouse Gas Emissions Accounting

Question 2(a)(i) – Methodology – Accounting Year

Please state the accounting year used to report GHG emissions.
Financial accounting year: 31 December 2005

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Question 2(a)(ii) – Methodology

Please state the methodology by which emissions are calculated.

GHG Protocol

Please provide additional information below
PG&E is a Charter Member of the California Climate Action Registry (the Registry). The Registry was established by California statute as a non-profit voluntary registry for greenhouse gas (GHG) emissions. The purpose of the Registry is to help companies and organizations with operations in the state to establish GHG emissions baselines against which any future GHG emission reduction requirements may be applied. These standards and protocol are informed by the WRI/WBCSD's Greenhouse Gas Protocol.

Please state the reporting boundaries for the data provided in this questionnaire

Please provide additional information below

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Question 2(a)(iii) – Methodology – External verficiation

Please state whether the information provided has been externally verified or audited.

Yes

PG&E received third-party certification for its entity-wide CO_2 emissions for 2005 using the Registry's rigorous reporting standards and protocols . They have been registered with and accepted by the Registry.

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Question 2(a)(iv) – Methodology – Variations in emissions

Please provide an explanation for any significant variations in emissions from year to year eg: due to major acquisitions, divestments, introduction of new technologies etc

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Question 2(b) – Scope 1 and Scope 2 GHG Protocol - Year 1 answers

Please state your direct and indirect GHG emissions in metric tonnes CO2e for global and Annex B countries.

If you are having difficulty reporting your emissions figures in CO2e metric tonnes please see the further guidance on answering the CDP5 questionnaire available here.
Please enter the accounting year used to report GHG emissions details below.
31 December 2005

Total Global Emissions

Total Emissions Annex B countries

Scope 1 activity emissions globally
2975886 CO2e metric tonnes

Scope 1 activity emissions Annex B

Scope 2 activity emissions globally
1168152 CO2e metric tonnes

Scope 2 activity emissions Annex B

Please state the MWh of electricity purchased and consumed by your company globally.
36913000 MWh

Please state the MWh of electricity purchased and consumed by your company in Annex B countries.

Please state the **percentage** of purchased and consumed MWh of electricity from renewables globally.

Please state the **percentage** of purchased and consumed MWh of electricity from renewables in Annex B countries.
12 %

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Yes

1. Please note that as an electric utility, we both generate and purchase power to serve our customers. The purchased power number provided above is for 2006; in 2006, we generated 34,086,000 MWh of electricity, of which 33,457,000 came from sources that did not emit greenhouse gas emissions. 2. This figure is for 2006 and includes both California-eligible renewable electricity that PG&E purchases and generates. This is the total amount of California-eligible electricity delivered to our customers. When the electricity we generate from our non-eligible hydro facilities is included, the total percentage is 34%.

Question 2(c) – Scope 3 of GHG Protocol - Year 1 answers

Please enter the accounting year used to report GHG emissions details below.
31 December 2005

If possible, please provide estimates in metric tonnes CO2e for the following categories of emissions:

Use/disposal of company's products and services

Your supply chain

External distribution/logisitics

Employee business travel

Other

Please provide details of the sources of emissions if you have entered a figure in the "Other" box

Please provide further information about your measurement of scope 3 emissions.
PG&E has registered emissions data with the Registry for the power we deliver to our customers. In 2005, this totaled 17.2 million metric tones of CO2-e.

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Section B – 3 Additional Greenhouse Gas Emissions Accounting

Question 3(a) – Scope 1 and Scope 2 GHG Protocol emissions per country

Using the methodology set out in 2(a), please state your emissions per country. NB : If it is not practical for you to list emissions on a full country by country basis, please list here countries with significant emissions in the context of your business and combine the remainder under "rest of world". If you already have this information in another format (e.g Excel) please attach it.

Country	Scope 1 Emissions (Tonnes CO2e)	Scope 2 Emissions (Tonnes CO2e)

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Yes

PG&E is a wholly domestic U.S. company with operations located solely in California. Please see our response in Section A(b).

Question 3(b) – Facilities covered by the EU Emissions Trading Scheme

Please provide details of total emissions in metric tonnes CO2e for all facilities covered by the EU ETS and details of allowances issued under the applicable National Allocation Plans

Emissions from the total of all facilities covered by EU ETS figure in metric tonnes CO2e

Total number of allowances issued under all National Allocation Plans applicable to installations covered by the EU ETS

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Question 3(c) – EU ETS Impact

What has been the impact on your profitability of the EU Emissions Trading Scheme?

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Section B – 4 Greenhouse Gas Emissions Management

Question 4(a)(i) Reduction programmes

What emission reduction programs does your company have in place? Please include any reduction programs related to your operations, energy consumption, supply chain and product use/disposal.
Does your company have an emissions reduction program?

No

Pending greater clarity on the implementation of AB 32 and resulting greenhouse gas emission regulation, PG&E does not have an entity-wide greenhouse gas reduction program in place. PG&E continues to have programs in place to reduce greenhouse gas emissions associated with specific operations and processes, as well as an overall goal to provide our customers with electricity that has among the lowest emissions of greenhouse gases in the country. Some examples of these programs and associated efforts have been presented in responses to Questions in Section1 (a), (b) and (d): SF6 activities. PG&E partnered with the U.S. EPA in 1998 to reduce emissions of the sulfur hexafluoride (SF6), which is used in high-voltage electrical switchgear and breakers. (SF6 is approximately 24,000 times as potent as CO2 in terms of its impact on global warming). The company exceeded its initial goal of reducing emissions by 50 percent as compared with 1998, by achieving a 76 percent reduction in absolute SF6 emissions in 2006. These efforts also saved the company more than $400,000. Activities undertaken included replacing older equipment, using video detection technology to identify and repair leaks proactively, and training employees in proper handling and management methods. Pipeline activities to reduce methane. A potential impact associated with the delivery of natural gas is the release of methane, a greenhouse gas that is 21 times more potent than CO2 in terms of its impact on global warming. In 2006, as part of our participation in the U.S. EPA's Natural Gas Star Partnership, as part of our participation in the U.S. EPA's Natural Gas Star Partnership, the company avoided the routine release of more than 670 tons of methane, or approximately 14,000 tons of CO2-equivalent. PG&E estimates that it has prevented more than 57,000 tons of methane emissions since 1990 (this is equivalent to more than one million tons of CO2). These savings were achieved primarily from the replacement of old cast iron and steel gas mains, and by implementing a technique called "cross compression," which recovers natural gas that, for safety reasons, must otherwise be released into the atmosphere during large pipeline construction projects. This process not only has associated greenhouse gas benefits, but is also an example of an opportunity to improve efficiency and reduce overall project costs. Renewable generation. PG&E's generation asset base is among the cleanest in the country. While we serve almost 5 percent of the U.S. population, we emit less than 1 percent of the total CO2 emissions associated with U.S. electricity generation. Part of the reason for this is the policies pursued and promoted by the state of California, as well as the actions taken by PG&E, as a company. For example, in 2006, 12 percent of the electricity delivered to PG&E's customers came from renewable resources, as defined by California statute, with an additional 22 percent coming from hydroelectric generating resources that do not qualify as a renewable resource in California. In addition, in 2006, PG&E secured contracts with the potential to provide an additional 500 MW of renewable power to meet our obligations under California's Renewable Portfolio Standard. And, PG&E is working with customers and communities to identify and promote the use of on-site generation that uses primarily renewable or low-emitting distributed generation technologies. For more information on these and other programs, please refer to our Fourth Annual Corporate Responsibility Report, which can be accessed at www.pgecorp.com. Internal Energy Efficiency. PG&E has reduced energy consumption at its facilities since 1999 by more than 25 percent, reduced the energy intensity to 14.7 kWh/ sq.ft, and saved more than $1.5 million in the process. The company is currently assessing the potential for new green technologies and processes at select facilities, such as those that improve energy and water efficiency. Customer Energy Efficiency. PG&E has been a leader in developing, implementing, and advocating for strong energy efficiency programs and standards both within California and nationally. More than 118 million megawatt-hours (MWh) of electricity and 10 billion therms of natural gas have been saved over the past 30 years through PG&E's energy-efficiency programs – which is equivalent to avoiding the release of more than 125 million tons of CO2 to the atmosphere. Going forward, PG&E will do even more. In 2006, PG&E launched a $1 billion effort to enhance customer energy-efficiency programs. By 2008, the company expects to avoid the need for more than 600 MW of new generation—or roughly the amount of electricity produced at a large power plant. PG&E also continued to participate actively in the U.S.-China Energy Efficiency Alliance, founded by the Natural Resources Defense Council. The Alliance works to exchange information and facilitate technology deployment, ultimately helping China reduce the energy intensity of its economy. Ideally, this will, in turn, have significant air quality and climate change benefits. Long-term Procurement Plan. As indicated in PG&E's 2004 Long-Term Plan Filing with the California Public Utilities Commission, PG&E proposed a resource mix for meeting customer demand that contains several resources that replace conventional fossil-fired plants, resulting in 28 million tons of avoided CO2 emissions over the 10 year planning period. Of this 28 million tons, 9 million tons result from PG&E's discretionary decisions to significantly exceed customer energy efficiency and renewable portfolio standard requirements. The remaining 19 million tons result from PG&E's implementation of measures mandated by state law and regulation. Demand Response. In 2005, we received authorization from the CPUC to implement a program that will ultimately result in the deployment of "smart meter" technologies to all electric and natural gas customers. These meters will provide customers with additional demand response options – allowing them to save money and reduce the environmental impact of their energy usage, facilitate more accurate billing, and reduce electric outage response times. PG&E is targeting to achieve savings of 500 MW in peak demand by 2010 through our demand response programs

What is the baseline year for the emissions reduction program? (YYYY format eg. 1990)

If you do not use a baseline year for your reduction programme, please provide details of your reference point for the programme here.

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Question 4(a)(ii) Reduction programmes

What are the emissions reduction targets and over what period do those targets extend?
Emissions reductions target (%)

Time frame for reduction target

Further information.

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Question 4(a)(iii) Reduction programmes
What investment has been/will be required to achieve the targets. (In US $)

Over what time period? (In years)

More detail

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Question 4(a)(iv) Reduction programmes
What emissions reductions and associated costs or savings have been achieved to date as a result of the program?

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Question 4(a)(v) Reduction programmes
What renewable energy and energy efficiency activities are you undertaking to manage your emissions?

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Question 4(b) Emissions trading
What is your company's strategy for trading in the EU Emissions Trading Scheme, CDM/JI projects and other trading systems (e.g. CCX, RGGI, etc), where relevant? Explain your involvement for each of the following:
EU ETS
As a wholly domestic U.S. company, PG&E has not taken a formal position on the development and implementation of the EU Emissions Trading Scheme. And, while PG&E is not formally participating in the Chicago Climate Exchange, PG&E has been thinking strategically regarding emerging greenhouse gas regulation in the U.S. and accompanying greenhouse gas trading programs. PG&E has been supportive of the Clean Air Planning Act and the Climate Protection and Strong Economy Act, both introduced in the 110th Congress and which take a market-based approach to reducing air pollutants and greenhouse emissions from the U.S. power generation sector. PG&E believes that an approach to reducing greenhouse gas emissions, such as that taken by the Clean Air Planning Act and the Climate Protection and Strong Economy Act, can unleash the potential of the marketplace and lead to the next generation of technologies and innovation.

CDM/JI

CCX

RGGI

Others

More detail

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Question 4(c) Emissions intensity

Please state which measurement you believe best describes your company's emissions intensity performance? What are your historical and current emissions intensity measurements? What are your targets?

Best measurement of emissions intensity for you company

PG&E's direct and indirect emissions as reported in Section 2 are approximately 4 million tones CO2-e, approximately 16% of which came from our owned generation sources. The emissions associated with the electricity we procured on behalf of our customers were approximately 17.2 million metric tones of CO2-e. PG&E believes that the best measurement of our emissions intensity performance is the emissions associated with our electric delivery mix, which includes emissions from our owned generating facilities. In 2005, the emissions intensity of our electric delivery mix was approximately 489 lbs CO2/MWh, as certified with the Registry. In 2004, the emissions intensity of our electric delivery mix was 520 lbs CO2/MWh.

Historical intensity details

Current intensity details

Target details

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Question 4(d) Energy costs

What are the total costs of your energy consumption e.g. from fossil fuels and electric power? What percentage of your total operating costs does this represent?

Total costs of energy consumption (in US$)

Percentage of total operating costs (%)

More Details.

PG&E's core business is the delivery of electricity and natural gas to almost 15 million people in northern and central California through Pacific Gas and Electric Company (or the Utility). In 2006, the Utility self-provided approximately 44% of the power its customers purchased; the remainder of the electricity required to serve its customers was purchased from third parties. In addition, a significant amount of the power the Utility generated came from hydroelectric and nuclear sources. Therefore, in 2006, the Utility's fuel costs for its owned electric generation facilities represented approximately 1.7 percent of total electric operating revenues. If purchased power is factored in, then total net costs of fuels and purchased electricity represented approximately 35 percent of total electric operating revenues in 2006.

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Question 4(e) Planning

Do you estimate your company's future emissions? If so please provide details of these estimates and summarize the methodology for this. How do you factor the cost of future emissions into capital expenditure planning? Have these considerations made an impact on your investment decisions?

Do you estimate your company's future emissions?

Please provide details of these estimates and summarize the methodology for this or provide details of why you do not estimate your company's future emissions.
As indicated, in PG&E's 2004 Long-Term Plan Filing with the California Public Utilities Commission we proposed a resource mix for meeting customer demand that contains several resources that replace conventional fossil-fired plants, resulting in 28 million tons of avoided CO2 emissions over the 10 year planning period. Of this 28 million tons, 9 million tons result from PG&E's discretionary decisions to significantly exceed customer energy efficiency and renewable portfolio standard requirements. The remaining 19 million tons result from PG&E's implementation of measures mandated by state law and regulation.

How do you factor the cost of future emissions into capital expenditure planning?

Have these considerations made an impact on your investment decisions?

Please provide details below.

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Section B – 5 Climate Change Governance - Responsibility

Question 5(a)(i) Responsibility

Which Board Committee or other executive body has overall responsibility for climate change?
The PG&E Corporation Board of Directors' Public Policy Committee has specific oversight of climate change and related issues. The charter of the Public Policy Committee was amended in 2006 to include specific oversight of climate change-related issues.

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Question 5(a)(ii) Responsibility

What is the mechanism by which the Board or other executive body reviews the company's progress and status regarding climate change?
PG&E Corporation's Vice President of Corporate Environmental and Federal Affairs is responsible for overseeing PG&E's efforts and actions with regard to all environmental issues, including climate change, and provides updates on the company's progress and initiatives to the Public Policy Committee on climate change and related matters

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Question 5(b) Individual performance

Do you provide incentive mechanisms for managers with reference to activities relating to climate change strategy, including attainment of GHG targets?

Yes

If so, please provide details.
PG&E established a set of Key Performance Indicators which are used as a component in measuring the company's overall performance across a set of metrics. Progress with regard to these metrics is assessed and factored into establishing the target payout for PG&E's short-term incentive program, which is a benefit provided to all salaried employees at PG&E. Included in these Key Performance Indicators are environmental metrics, such as compliance-related metrics, environmental leadership-related metrics, governance-related metrics, and other initiatives. While PG&E currently does not have an explicit GHG reduction target, PG&E does have specific goals related to customer energy efficiency and renewable generation as well as targets with regard to environmental compliance.

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General Information

Please add any general information and attachments that are not related to a specific question but that you would still like to include with your response here.

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED

2000 JAN 16 AM 10: 58

-ICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 16, 2008

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to PG&E Corporation.; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a January 10, 2008 request by PG&E Corporation for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management.LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2008 JAN 16 AM 10:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 16, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to PG&E Corporation under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a January 10, 2008 request from PGE Corporation ("PGE") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that PGE's request is without merit and that there is no legal or factual basis for PGE to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. PGE has not substantially implemented the Proposal.

The Proposal requests that PGE prepare a Global Warming report that describes and discusses,

> *...how action taken to date by Johnson & Johnson to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.*

None of the actions described by PGE in any way satisfy the Proposal's request:

- The PG&E Global Climate Change Report cited by PGE does not discuss the impacts on global climate of PGE's climate-related actions. There is no mention of any changes in mean global temperature, or any undesirable and weather-related events and disasters avoided by PGE's actions.

- The information contained in PGE's response to the Carbon Disclosure Project also does not present any information relating to the impact of PGE's actions on global climate.

None of PGE's asserted goals, commitments, technologies, challenges, or models describe the impact of PGE's actions on global climate as requested by the Proposal.

The Proposal requests that PGE report new information to shareholders. Thus, PGE has not already substantially implemented the Proposal.

II. The Proposal is not vague or impossible to implement.

The Proposal requests that PGE report to shareholders on the environmental impact of its climate-related actions. This request is not vague in any way – that is, how have PGE's actions affected global temperature and what adverse climatic/weather events have been avoided?

To the extent, there is any ambiguity, PGE may exercise its discretion in determining how to assess its environmental performance.

Moreover, PGE states on its web site,

> *PG&E Corporation is committed to transparency in reporting of environmental performance. We believe it is important for our customers, communities, and shareholders to understand fully our performance metrics, as well as our company's participation in voluntary programs, public policy initiatives, partnerships, and volunteer activities.*

The Proposal simply requests a meaningful performance metric for climate change — that is, how have PGE's actions affected global climate?

Moreover, PGE's web site (*See* Exhibit A) describes the sophisticated system it has for monitoring and measuring its environmental performance. It certainly has the expertise to produce the requested report.

III. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

IV. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject PGE's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and PGE and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to PGE and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from PGE or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or PGE's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Frances Chang, PGE

EXHIBIT A


PG&E Corporation

Environment

Monitoring and Measuring Our Performance

PG&E continuously seeks ways to reduce its environmental footprint. Through our policies, management systems, review processes and programs we ensure that our operations first meet all applicable environmental requirements; we then seek to elevate our performance above and beyond the legal and regulatory requirements.

Revising our Environmental Policy and Governance Structure to Ensure All Employees Understand Their Contribution and Its Importance

Our experience shows that striving to outperform and advancing innovative processes and ideas year after year not only improves performance but also strengthens our position within our industry by driving positive change and efficiency.

Environmental Management Systems

We took steps in 2006 to further develop and enhance our environmental management system (EMS), which is a comprehensive, systematic approach to managing our impacts on the environment and reducing potential environmental risks. Our EMS is the system that provides the mechanism to implement our Environmental Policy. Our EMS is a framework that defines how we:

- Develop strategic plans and programs;
- Establish corporate objectives and targets;
- Institute operational controls and train employees;
- Assign accountability and track performance;
- Increase employee and public awareness of environmental activities;
- Engage management in all aspects of our environmental performance; and
- Implement sustainable continuous improvement processes.

We obtained third-party verification in 2006 that our EMS framework is ISO-14001 compliant. To further strengthen our program, we:

- Applied a rigorous risk-management process to our program to identify and mitigate any significant risks and prioritize them among all company risks;
- Developed draft Environmental Management Plans to address environmental risks from a programmatic level;
- Obtained concurrence from line-of-business partners to set aggressive targets and objectives that reduce environmental risks; and
- Implemented an Environmental Scorecard to raise environmental awareness and accountability.

We will refine and implement our Environmental Management Plans in 2007. These plans address existing and proposed legal and regulatory changes, resource planning, compliance issues, management strategies, overall accountability and other issues. In addition, they specify key actions required to improve or sustain performance. Metrics from these plans will be reported to senior management on a regular basis.

E-Screen

PG&E rolled out a new procedure called "Environmental Screening and Best Management Practices" in 2006. Otherwise known as "E-Screen," these tools will help ensure that maintenance and

- "Got Gas?"—California's Dairy Farms Offer Opportunities for New, Environmentally Responsible Forms of Energy
- Partnering for a Greener San Francisco
- Conserving Water through Alternative Cooling Systems
- Driving Innovation with Plug-In Hybrid Vehicles
- PG&E's Topock Compressor Station
- Revising our Environmental Policy and Governance Structure to Ensure All Employees Understand Their Contribution and Its Importance
- Recognizing Employee Leaders: Clarke Awards

construction activities receive the appropriate environmental reviews to protect the environment and mitigate potential environmental risks. Key milestones in 2006 included training 4,500 construction-related employees and 1,650 employees with engineering, design and project management duties. Together, the E-Screen tools will help PG&E reduce the risk of noncompliance with environmental laws and regulations, minimize work stoppages or re-work, improve job scheduling and budgeting, and improve relations with neighbors, customers and regulators. Moving forward, we will continue to further integrate E-Screen into the company's work management processes.

Auditing Our Performance

Our environmental policy requires that we develop and implement a risk-based audit plan to ensure periodic independent review of all aspects of our environmental performance.

We performed 59 formal audits in 2006 to assess compliance of our facilities, operations and vendors with regulatory standards for air and water quality; management of polychlorinated biphenyls (PCBs), hazardous materials, and hazardous waste; and protection of endangered species. All audit findings were reported to the applicable operations officer and were required to be corrected in a timely manner. The program also utilized a cross-business unit, officer-appointed steering committee to review annual audit plans and enhance program processes and communication.

In addition to the formal audits discussed above, PG&E environmental personnel conducted 1,868 compliance assessments, which provided valuable information to operations employees that allow process changes to be identified to prevent compliance issues.

Operational Performance

PG&E's environmental policy requires that we track and report annual environmental performance across a broad spectrum of areas. This section details our performance results for 2006.

Reported Releases and Permit Exceedances

The Utility reported to various government agencies a total of 324 releases to the environment and/or permit exceedances, an 18 percent increase from 2005. The increase is attributable, in part, to a major heat storm during July and August. Our crews and outside contractors respond to all spills—even those with only trace amounts of material—and perform cleanup and reporting in accordance with all applicable laws and regulations. The majority of the releases were minor, involving small amounts of material, and more than half were either weather-related or caused by third-party accidents.

Agency Inspections

Government agencies conducted 517 routine inspections of the Utility's facilities in 2006, up from 513 inspections in 2005. Certified uniform program agencies—such as environmental health departments and fire departments—performed the majority of the inspections and are generally responsible for enforcing hazardous waste and hazardous materials requirements.

Enforcement Actions—Notices of Violation (NOVs)

The Utility received a total of eight NOVs from government agencies during 2006, a decrease from nine NOVs received in 2005. The rate of NOVs in 2006 continued a downward trend, as well. There were 1.55 NOVs per 100 agency inspections in 2006, compared to a three-year average of 1.83.

Of the eight NOVs received during 2006, four involved air quality regulations. One NOV was issued for not complying with air district permit conditions by exceeding daily average particulate matter limits at a site remediation project. Another involved incomplete records retention for the California Air Resources Board's Smoke Check Program for heavy-duty diesel vehicles. The third air-related NOV was for improper maintenance of a hose at a fueling station. And an NOV was received for exceeding air emissions limits during a source test at PG&E's Hinkley Compressor Station.

Three NOVs involved water quality regulations, including one issued by a local environmental health department for failure to prevent a hazardous waste release. A small amount of diesel fuel from an above-ground storage tank leaked into concrete containment, which failed to contain the fuel due to recent rain and possible fractures of the secondary containment. An NOV was issued by a Regional Water Quality Control Board when an annual certification of a storm water pollution prevention plan for a substation construction project was not submitted in a timely manner. And an NOV was received for late submittal of a progress report for a remediation pilot program at the Hinkley Compressor Station.

The Utility also received an NOV for a minor hazardous waste record-keeping issue at our Diablo Canyon Power Plant.

2006 Enforcement Penalties and Settlements

In 2006, the Utility received a total of one NOV resulting in monetary penalties and paid penalties on three other NOVs received in 2005. The penalties totaled $6,800 and all involved air quality regulations. The penalties were $1,000 for exceeding an emissions limit during a source test, $1,000 for failure to properly cover a contaminated soil pile and two separate fines of $2,400 for not submitting Emission Control Plans by the due date.

In response, PG&E swiftly resolved all of these issues by taking appropriate corrective actions and is developing processes to help prevent a future recurrence.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 10, 2008

The proposal requests that the board prepare a global warming report.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PG&E relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

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